Exhibit 99.1

HIVE DIGITAL TECHNOLOGIES LTD.

This news release constitutes a "designated news release" for the purposes of the
Company's prospectus supplement dated November 25, 2025 to its short form base shelf prospectus dated October 31, 2025.

November 25, 2025

HIVE Digital Announces At-The-Market Equity Program

San Antonio, Texas--(Newsfile Corp. - November 25, 2025) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE"), a global leader in sustainable data center infrastructure, today announced that it has entered into an equity distribution agreement (the "Equity Distribution Agreement") with Keefe, Bruyette & Woods, Inc., Stifel Nicolaus Canada Inc., Cantor Fitzgerald & Co., Cantor Fitzgerald Canada Corporation, Canaccord Genuity LLC, Canaccord Genuity Corp., Roth Capital Partners LLC, Roth Canada, Inc., B. Riley Securities, Inc., Northland Securities, Inc. and Rosenblatt Securities Inc. (collectively, the "Agents").

Under the Equity Distribution Agreement, the Company may offer and sell up to US$300 million shares of the Company's common stock (the "Common Shares") pursuant to an "at-the-market" equity program (the "ATM Program"). The Common Shares will be sold by the Company to the public from time to time, through the Agents, at the Company's discretion, at the prevailing market price at the time of sale.

Sales of Common Shares under the ATM Program will be made by Agents through "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions and "at-the-market offerings" under Rule 415 of the U.S. Securities Act of 1933, as amended, on the TSX Venture Exchange and the Nasdaq Stock Market. The Company is not obligated to make any sales of Common Shares under the Equity Distribution Agreement. Unless earlier terminated by the Company or the Agents as permitted therein, the Equity Distribution Agreement will terminate at such time that the aggregate gross sales proceeds of the Common Shares sold under the ATM Program reaches the aggregate amount of US$300 million.

Sales under the ATM Program will be made pursuant to a prospectus supplement dated November 25, 2025 (the "Canadian Prospectus Supplement") to the Company's short form base shelf prospectus filed with the securities regulatory authorities in each of the provinces and territories of Canada dated on October 31, 2025 (the "Canadian Base Prospectus"), and pursuant to the Company's shelf registration statement on Form F-3 (File No. 333-291676) (the "Registration Statement") filed with the United States Securities and Exchange Commission (the "SEC") on November 20, 2025, as supplemented by a prospectus supplement (the "U.S. Prospectus Supplement") dated November 25, 2025, relating to the Common Shares to be sold under the ATM Program (the Canadian Prospectus Supplement, the Canadian Base Prospectus, U.S. Prospectus Supplement and the Registration Statement are collectively referred to as the "Offering Documents").

Copies of the Canadian Prospectus Supplement and the Canadian Base Prospectus are available on SEDAR+ at www.sedarplus.ca and copies of the Registration Statement and the U.S. Prospectus Supplement, are available on EDGAR at www.sec.gov. Copies of such documents may also be obtained from: Stifel Nicolaus Canada Inc.at 161 Bay Street, Suite 3800, Toronto, ON M5J 2S1 or by email at syndprospectus@stifel.com; and Keefe, Bruyette & Woods, Inc., 787 Seventh Avenue, 4th Floor, New York, New York 10019 or by email at USCapitalmarkets@kbw.com. These documents contain important information about the ATM Program. Prospective investors should read the Offering Documents before making an investment decision.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Common Shares, nor shall there be any sale of these Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About HIVE Digital Technologies Ltd.

Founded in 2017, HIVE Digital Technologies Ltd. builds and operates sustainable blockchain and AI infrastructure powered by renewable hydroelectric energy. With a global footprint across Canada, Sweden, and Paraguay offering scalable AI and cloud compute services, HIVE is committed to operational excellence, green energy leadership, and creating long-term value for its shareholders and host communities.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information, please contact:

Nathan Fast, Director of Marketing and Branding

Frank Holmes, Executive Chairman

Aydin Kilic, President & CEO

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: statements with respect to the future issuance of Common Shares sold under the ATM Program; the aggregate gross proceeds of the ATM Program; the use of proceeds from any sales of Common Shares under the ATM Program; business goals and objectives of the Company; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transaction described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to, the effect of government regulation and compliance on the Company; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances and risks that are more fully set out in the Company's Offering Documents, the Company's Annual Report on Form 40-F for the year ended March 31, 2025, the Company's Annual Information Form for the year ended March 31, 2025 and in other Company reports and documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the Company's current expectations, assumptions, and/or beliefs based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance, and accordingly, undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, other than as required by law.

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